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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             MICROFIELD GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   59536W 10 4
--------------------------------------------------------------------------------
                                 (Cusip Number)

      ANDREW S. CRAIG, 805 SW BROADWAY, SUITE 560, PORTLAND, OREGON 97205,
                                  503-419-3500
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  JUNE 15, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59536W 10 4

1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Robert J. Jesenik

2.       Check the Appropriate Box if a Member of a Group (See Instructions):

         (a)      |_|

         (b)      |_|

3.       SEC Use Only:

4.       Source of Funds (See Instructions): SC, AF


5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): |_|

6.       Citizenship or Place of Organization:
         USA

Number of         7.       Sole Voting Power:            1,891,348
Shares
Beneficially      8.       Shared Voting Power:          0
Owned by
Each              9.       Sole Dispositive Power:       1,891,348
Reporting
Person With       10.      Shared Dispositive Power:     0

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
         1,891,348

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): |_|

13.      Percent of Class Represented by Amount in Row (11):
         2.9%

14.      Type of Reporting Person (See Instructions):
         IN

ITEM 1.           SECURITY AND ISSUER

         Issuer: Microfield Group, Inc. ("COMPANY") 111 SW Columbia Street, Suite 480 Portland, Oregon 97201

         Title of Security:         Common stock ("SHARES")

ITEM 2.           IDENTITY AND BACKGROUND

(a)-(c), (f) This Statement is filed by Robert J. Jesenik ("REPORTING PERSON"), whose business address is 805 SW Broadway, Suite 560 Portland, Oregon 97205. Mr. Jesenik's present principal occupation is Chief Executive Officer of Aequitas Capital Management, Inc., a business consulting, investment banking and advisory services firm. The address of Aequitas Capital Management, Inc. is 805 SW Broadway, Suite 560 Portland, Oregon 97205. Mr. Jesenik is a citizen of the United States.

(d)-(e) During the last five years, Mr. Jesenik has not: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS

o Mr. Jesenik received 38,017 common shares of the Company on September 16, 2002 as consideration for his ownership interest in Innovative Safety Technologies, LLC which was acquired by the Company. The Agreement and Plan of Merger is filed as an exhibit to this Schedule 13D (Exhibit 99.1).

o        On or about September 16, 2002, Aequitas Capital Management, Inc.
         ("AEQUITAS") assigned warrants to purchase an aggregate of 2,066,000 shares of the common stock of the Company to its shareholders. As a result of this assignment, Mr. Jesenik received 413,200 warrant shares with an exercise price of $0.38722 per share, and 413,200 warrant shares with an exercise price of $0.50 per share. A form of the Amended and Restated Stock Purchase Warrants issued to Mr. Jesenik is filed as an exhibit to this Schedule 13D (Exhibit 99.2). Pursuant to an Agreement to Satisfy Obligations dated September 15, 2003 between the Company, Aequitas and Christenson Technology Services, Inc., a subsidiary of the Company ("CTS"), and in connection with the cancellation of certain debt owed by CTS to Aequitas, the Company agreed to extend the expiration date for exercise of the Amended and Restated Stock Purchase Warrants for Mr. Jesenik and others. A form of the Second Amended and Restated Stock Purchase Warrants issued to Mr. Jesenik is filed as an exhibit to this Schedule 13D (Exhibit 99.3).

o In connection with Mr. Jesenik's service on the board of directors of the Company, Mr. Jesenik received options to purchase 50,000 common shares of the Company on April 7, 2005 at an exercise price of $.26 per share. A Non-Statutory Stock Option Agreement

         2004 Stock Incentive Plan is filed as an exhibit to this Schedule 13D (Exhibit 99.4).

o Effective June 15, 2005, JMW Group, LLC ("JMW") made a prorata distribution to its members of shares of the Company. In connection with this distribution, Mr. Jesenik received shares of the Company in the amounts set forth below:

     ------------------ ----------------- ----------------- ----------------
                        SERIES 2          SERIES 3          SERIES 4
     COMMON             PREFERRED         PREFERRED*        PREFERRED*
     ------------------ ----------------- ----------------- ----------------
     502,109            194,462           6.560             510.526
     ------------------ ----------------- ----------------- ----------------


         *Series 3 Preferred Stock and Series 4 Preferred Stock are each convertible into Common Stock at a ratio of 100-to-1.

         A Form of Mellon Investor Services Stock Power evidencing this distribution is attached as an exhibit to this Schedule 13D (Exhibit 99.5).

o Effective July 15, 2005, JMW made a prorata distribution to its members of common shares of the Company. In connection with this distribution, Mr. Jesenik received 162,518 common shares of the Company.

         A Form of Mellon Investor Services Stock Power evidencing this distribution is attached as an exhibit to this Schedule 13D (Exhibit 99.5).

o Effective June 1, 2006, JW Assurance and Holding Limited ("JWA") made a prorata distribution to its members of Series 3 Preferred Stock of the Company in connection with the liquidation of JWA. In connection with this distribution, Mr. Jesenik received 6.441 shares of Series 3 Preferred Stock of the Company.

         A Stock Power evidencing this distribution is attached as an exhibit to this Schedule 13D (Exhibit 99.6).

ITEM 4.           PURPOSE OF THE TRANSACTION:

         See Item 3 for the purpose of each acquisition.

         Although Reporting Person has no specific plan or proposal to acquire or dispose of Shares, consistent with his investment purpose, Reporting Person at any time and from time to time may acquire additional Shares or dispose of any or all of his Shares depending upon an ongoing evaluation of the investment in the Shares, prevailing market conditions, other investment opportunities, liquidity requirements of Reporting Person and/or other investment considerations. Reporting Person has not made a determination regarding a maximum or minimum number of Shares which he may hold at any point in time. Also, consistent with his investment intent, Reporting Person may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

            Except to the extent the foregoing may be deemed a plan or proposal, Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Reporting Person may, at any time and from time to time, review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER:

         (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for Reporting Person is incorporated by reference. The percentage amount set forth in Row 13 of the cover page is calculated based upon 64,616,087 shares of common stock outstanding as of May 1, 2006 as reported by the Company in response to an inquiry from an employee of Aequitas, of which Reporting Person is Chief Executive Officer. Reporting Person has reason to believe that this information is more current than the 55,557,870 shares of common stock outstanding as of March 1, 2006 as reported by the Company in its Form 10-KSB dated April 5, 2006 filed with the Securities and Exchange Commission on April 6, 2006.

                  See Item 3 for a description of Reporting Person's rights to acquire Shares.

         (c)      See Item 3.

         (d)      None.

         (e) Reporting Person ceased to be the beneficial owner of more than 5% of the Shares on October 18, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER

In addition to the agreements described below, see Item 3 for a description of contracts, arrangements, understandings or relationships.

o Reporting Person agreed to be bound by Section 7.2 of an Agreement and Plan of Merger between Microfield Group, Inc. and Innovative Safety Technologies, LLC dated September 16, 2002 and filed as an exhibit to this Schedule 13D (Exhibit 99.1).

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS


EXHIBIT NUMBER:       EXHIBIT DESCRIPTION:

     99.1 Agreement and Plan of Merger between Microfield Group, Inc., and Innovative Safety Technologies, LLC. dated September 16, 2002 (incorporated by reference to Exhibit 2 to the Company's Form 8-K filed on October 3, 2002).

     99.2 Form of Amended and Restated Stock Purchase Warrant to Purchase shares of Common Stock of Microfield Group, Inc. issued to Robert J. Jesenik, Brian A. Oliver, Thomas A. Sidley, and Dennis Wade dated September 16, 2002. (incorporated by reference to Exhibit 99.6 to the Schedule 13D filed by Aequitas Capital Management, Inc. and other reporting persons on June 1, 2006).

     99.3 Form of Second Amended and Restated Stock Purchase Warrant to Purchase shares of Common Stock of Microfield Group, Inc. issued to Robert J. Jesenik, Brian A. Oliver, and Thomas A. Sidley dated September 16, 2003. (incorporated by reference to
                  Exhibit 99.7 to the Schedule 13D filed by Aequitas Capital Management, Inc. and other reporting persons on June 1, 2006).

     99.4 Microfield Group, Inc. Non-Statutory Stock Option Agreement 2004 Stock Incentive Plan between Microfield Group, Inc. and Robert J. Jesenik dated April 7, 2005.

     99.5 Form of Mellon Investor Services Stock Power. (incorporated by reference to Exhibit 99.45 to the Schedule 13D filed by Aequitas Capital Management, Inc. and other reporting persons on June 1, 2006).

     99.6         Stock Power

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   July 19, 2006





                                             /s/ Robert J. Jesenik
                                             -----------------------------
                                             By: Robert J. Jesenik












































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